

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2021

Catherine Hastings
Chief Financial Officer
Innovative Industrial Properties, Inc.
1389 Center Drive, Suite 200
Park City, UT 84098

> **Re: Innovative Industrial Properties, Inc.**
> **Form 10-K for the year ended December 31, 2020**
> **Filed February 26, 2021**
> **File No. 001-37949**

Dear Ms. Hastings:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Real Estate & Construction